                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390516102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516102                                         Page 1 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 1,153,568
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                 726,892


                                 7) Sole Dispositive Power                    0


                                 8) Shared Dispositive Power          1,019,429


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,880,460



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  13.6


   12)  Type of Reporting Person (See Instructions)                          HC


* This amendment is as of December 31, 1997. It does not reflect the merger of Great Financial Corp. with and into Star Banc Corporation effective
  February 6, 1998.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  390516102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516102                                        Page 2 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      1,153,568
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                      726,892


                            7) Sole Dispositive Power                         0


                            8) Shared Dispositive Power               1,019,429


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,880,460



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                         [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  13.6

   12)  Type of Reporting Person (See Instructions)                          HC

* This amendment is as of December 31, 1997. It does not reflect the merger of Great Financial Corp. with and into Star Banc Corporation effective
  February 6, 1998.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390516102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516102                                         Page 3 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  22-1146430+

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization                United States


  Number of Shares             5) Sole Voting Power                   1,153,568
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   726,892


                               7) Sole Dispositive Power                      0


                               8) Shared Dispositive Power            1,019,429


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,880,460



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  13.6


   12) Type of Reporting Person (See Instructions)                           BK

* This amendment is as of December 31, 1997. It does not reflect the merger of Great Financial Corp. with and into Star Banc Corporation effective
  February 6, 1998.

+ Reflects the merger of PNC Bank, Kentucky, Inc. with and into PNC Bank,
  National Association, effective December 31, 1997.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1997:

(a) Amount Beneficially Owned:                                1,880,460 shares*

(b) Percent of Class:                                                     13.6

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                  1,153,565
      (ii) shared power to vote or to direct the vote                  726,892
     (iii) sole power to dispose or to direct the disposition of             0
      (iv) shared power to dispose or to direct the disposition of   1,019,429

* See the response to Item 6.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Substantially all of the shares held by PNC Bank, National Association ("PNC Bank") were held by PNC Bank in a trustee capacity relating to various employee benefit plans. Of the shares held in trusts, certain other persons as provided in trust documents may have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. At December 31, 1997, 1,302,100 shares were subject to the Great Financial Bank, FSB Employee Stock Ownership Plan, for which PNC Bank served as trustee. At such date, PNC Bank had sole voting power with respect to 1,019,429 shares, and with respect to the remaining 282,671 shares had the power to vote such shares to the extent it did not receive direction from participants.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1998
         ---------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         ---------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President
                               and Chief Financial
                               Officer
         ---------------------------------------------
         Name/Title


         February 13, 1998
         ---------------------------------------------
         Date


         /s/ PAUL L. AUDET
         ---------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         ---------------------------------------------
         Name/Title


         February 13, 1998
         ---------------------------------------------
         Date


         /s/ THOMAS R. MOORE
         ---------------------------------------------
         Signature - PNC Bank, National Association


         Thomas R. Moore, Vice President and Secretary
         ---------------------------------------------
         Name/Title


                     SEE AGREEMENT ATTACHED AS FILED
                     AS EXHIBIT A.

                                  AGREEMENT                           EXHIBIT A

                               February 13, 1998

     The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Great Financial Corporation.

     Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

     Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

     This agreement applies to any amendments to Schedule 13G.

                          PNC BANK CORP.


                          BY:  /s/ ROBERT L. HAUNSCHILD
                              ----------------------------------------------
                               Robert L. Haunschild, Senior Vice President
                               and Chief Financial Officer

                          PNC BANCORP, INC.


                          BY:  /s/ PAUL L. AUDET
                              ----------------------------------------------
                               Paul L. Audet, Vice President


                          PNC BANK, NATIONAL ASSOCIATION


                          BY:  /s/ THOMAS R. MOORE
                              ----------------------------------------------
                               Thomas R. Moore, Vice President and Secretary